First Guaranty Bancshares, Inc. S-4

Exhibit 99.5

Consent of Jeff A. Berkley

Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), I hereby consent to being named in the Registration Statement on Form S-4 (the “Registration Statement”) of First Guaranty Bancshares, Inc., and all amendments and supplements thereto, any prospectus filed pursuant to Rule 424 promulgated under the Securities Act related to the Registration Statement, and any proxy statement filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, and all amendments and supplements thereto, related to the Registration Statement, as a person anticipated to become a director of First Guaranty Bank upon completion of the merger and the other transactions described therein. I also consent to the filing of this consent as an exhibit to the Registration Statement and any amendments thereto.

Dated March 23, 2023

Sincerely,

/s/ Jeff A. Berkley
Jeff A. Berkley